UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wallbox N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N94209108
(CUSIP Number)

c/o Infisol 3000, S.L. Josep Irla i Bosch, 1-3 4ª planta Barcelona, Spain 08034 COPY TO: Christopher J. Voss c/o K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Infisol 3000, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,616,214, except that Mesrrs. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler Masferrer may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER
See response to row 7.

	9	SOLE DISPOSITIVE POWER
13,616,214, except that Mesrrs. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler Masferrer may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,616,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Calculated based on 148,516,351 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at October 26, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023.

1	NAMES OF REPORTING PERSONS
Juan Manuel Soler Pujol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Juan Manuel Soler Pujol, President and a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Juan Manuel Soler Pujol, President and a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,616,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on 148,516,351 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023.

1	NAMES OF REPORTING PERSONS
Lluis Soler Masferrer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Lluis Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Lluis Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,616,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on 148,516,351 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023.

1	NAMES OF REPORTING PERSONS
Daniel Soler Masferrer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Daniel Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Daniel Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,616,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on 148,516,351 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023.

1	NAMES OF REPORTING PERSONS
Pol Soler Masferrer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Pol Soler Masferrer, a director of the Issuer and member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,616,214, all of which are owned directly by Infisol, 3000 S.L. Pol Soler Masferrer, a director of the Issuer and member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,616,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on 148,516,351 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on February 14, 2022 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:
On November 29, 2022, Infisol 3000, S.L. entered into a subscription agreement with the Issuer (the “Subscription Agreement”), pursuant to which Infisol 3000, S.L. agreed to purchase 375,940 Class A ordinary shares Ordinary Shares at a price of $5.32 per Class A ordinary share (the “Private Placement”). The description of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, the form of which is attached hereto as Exhibit C.
Item 4.  Purpose of Transaction.

The Reporting Persons believe that the Ordinary Shares are an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase or sale of such Ordinary Shares desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Ordinary Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership.
Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the following:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with the management of the Issuer, as well as with other shareholders and potential shareholders of the Issuer, concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its Ordinary Shares of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Pol Soler Masferrer serves on the board of directors of the Issuer. As a director of the Issuer, Pol Soler Masferrer may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.
On December 14, 2022, Infisol 3000, S.L. and J.P. Morgan Securities LLC (“JPMS”) entered into a trading plan that is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Sales Plan”), a copy of which is attached hereto as Exhibit D. Pursuant to the Sales Plan, JPMS is authorized and director to sell up to 1,300,000 Class A ordinary shares of the Issuer between January 17, 2023 and January 17, 2024, subject to satisfaction of certain events, including, among others, sales price and volume limitations. All transactions under the Sales Plan are to be made in accordance with the Sales Plan. On March 24, 2023, Infisol and JPMS amended the Sales Plan to change the end of the trading period to December 31, 2024, and to reduce the limit price from $7.00 to $6.00 per share.

Item 5.  Interest in Securities of the Issuer.
(a)
Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 of the Cover Page for each Reporting Person is based on 148,516,351 Ordinary Shares outstanding at December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023.

(b)
Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c)	No Reporting Person has effected any transaction in the securities of the Issuer during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Registration Rights and Lock-Up Agreement

The Issuer and Infisol 3000, S.L. (along with the other parties thereto) entered into a Registration Rights and Lock-Up Agreement (“the Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities held by the Holders (as defined in the Registration Rights Agreement). In addition, certain securities held by the Infisol 3000, S.L. will be locked-up for one year following the Closing (as defined in the Registration Rights Agreement) subject to earlier release if (i) the reported last sale price of Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property. After 180 days following the

Closing, Infisol 3000, S.L. and the other Holders will have the right to transfer securities to the extent required to cover tax obligations of such Holder or its direct and indirect shareholders. Such Registration Rights Agreement is more fully described in the Issuer’s registration statement on Form F-1 (File No. 333-260652) filed with the Securities and Exchange Commission on November 1, 2021, and was filed as Exhibit 10.4 thereto.
Subscription Agreement
On November 29, 2022, in connection with the Private Placement, Infisol 3000, S.L. entered into the Subscription Agreement (as further described above). The description of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, the form of which is attached hereto as Exhibit C.
Sales Plan
The information set forth in Item 4 of this Amendment No, 1 is incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.
The following documents are filed as Exhibits to this statement.
Exhibit	Description
A	Agreement of Joint Filing
B	Registration Rights and Lock-Up Agreement dated November 1, 2021, filed as Exhibit 10.4 to the Issuer’s registration statement on Form F-1 (File No. 333-260652), is incorporated herein by reference.
C	Form of Subscription Agreement, filed as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated November 29, 2022, is incorporated herein by reference.
D	Sales Plan dated December 14, 2022, between Infisol 3000, S.L. and J.P. Morgan Securities LLC
E	Modification of 10b5-1 Sales Plan dated March 24, 2023, between Infisol 3000, S.L. and J.P. Morgan Securities LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2023

INFISOL 3000, S.L.

By:	/s/ Juan Manuel Soler Pujol
Name: Juan Manuel Soler Pujol
Title: President

/s/ Juan Manuel Soler Pujol
Juan Manuel Soler Pujol

/s/ Lluis Soler Masferrer
Lluis Soler Masferrer

/s/ Daniel Soler Masferrer
Daniel Soler Masferrer

/s/ Pol Soler Masferrer
Pol Soler Masferrer